Filed by Kinder Morgan, Inc. pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934.

Subject Company: Kinder Morgan Energy Partners, L.P.
Commission File No.: 001-11234

Commission File No. for Registration Statement on Form S-4

filed by Kinder Morgan, Inc.: 333-198411

DELAWARE COURT RULES IN KINDER MORGAN’S FAVOR REGARDING MERGER VOTING REQUIRMENTS

SPECIAL MEETINGS FOR VOTE NOV. 20, 2014

HOUSTON, Nov. 6, 2014 – The Delaware Chancery Court has denied a preliminary injunction sought by plaintiffs who wanted to block the Nov. 20, 2014, vote by Kinder Morgan Energy Partners, L.P. (NYSE: KMP) unitholders on the proposals related to the merger transactions under which Kinder Morgan, Inc. (NYSE: KMI) will acquire all of the publicly held shares/units of KMP, Kinder Morgan Management, LLC (NYSE: KMR) and El Paso Pipeline Partners, L.P. (NYSE: EPB).  The Court also agreed with Kinder Morgan by holding: “[u]nder the plain language of the Partnership Agreement, the Merger only requires the affirmative vote of holders of a majority of the outstanding limited partner units, voting together as a single class.”

Kinder Morgan Chairman and CEO Richard D. Kinder said, “We are gratified by the Delaware Chancery Court’s ruling and look forward to moving forward with the special meetings on Nov. 20 for shareholders/unitholders to vote on the transaction.  Once approved, we anticipate closing this transaction by Thanksgiving.  We believe merging the companies benefits our shareholders and unitholders, simplifies the Kinder Morgan story by transitioning to one security and paves the way for superior growth at KMI for years to come.  KMI projects a dividend of $2.00 per share for 2015, a 16 percent increase over the budgeted 2014 KMI dividend target of $1.72 per share, and the company expects to grow the dividend by approximately 10 percent each year from 2015 through 2020 while producing excess coverage of over $2 billion.”

For more information on this transaction, please visit the Kinder Morgan web site at www.kindermorgan.com.

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The combined Kinder Morgan entities own an interest in or operate approximately 80,000 miles of pipelines and 180 terminals.  Kinder Morgan’s pipelines transport natural gas, gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel.  Kinder Morgan, Inc. (NYSE: KMI) owns the general partner interests of Kinder Morgan Energy Partners, L.P. (NYSE: KMP) and El Paso Pipeline Partners, L.P. (NYSE: EPB), along with limited partner interests in KMP and EPB and shares in Kinder Morgan Management, LLC (NYSE: KMR).

Kinder Morgan Energy Partners is a leading pipeline transportation and energy storage company and one of the largest publicly traded pipeline limited partnerships in America.  It owns an interest in or operates approximately 52,000 miles of pipelines and 180 terminals.  The general partner of KMP is owned by Kinder Morgan, Inc.

El Paso Pipeline Partners is a publicly traded pipeline limited partnership.  It owns an interest in or operates more than 13,000 miles of interstate natural gas transportation pipelines in the Rockies and the Southeast, natural gas storage facilities with a capacity of over 100 billion cubic feet and LNG assets in Georgia and Mississippi.  The general partner of EPB is owned by Kinder Morgan, Inc.

CONTACTS
Media Relations	Investor Relations
Larry Pierce	(713) 369-9490
(713) 369-9407	km_ir@kindermorgan.com
larry_pierce@kindermorgan.com	www.kindermorgan.com

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by KMI of each of KMP, KMR and EPB (collectively, the “Proposed Transactions”).  KMI has filed with the SEC a registration statement on Form S-4 (“Registration Statement”), which contains a proxy statement for KMI and a proxy statement / prospectus for each of KMP, KMR and EPB.  The Registration Statement was declared effective by the SEC on October 22, 2014.  Each of KMI, KMP, KMR and EPB mailed to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions on or about October 22, 2014.  The Registration Statement, the KMI proxy statement and each proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY, AS APPLICABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT FOR KMI, THE PROXY STATEMENT / PROSPECTUS FOR EACH OF KMP, KMR AND EPB AND ANY OTHER

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DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions.  Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-

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looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.

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